RICHEMONT

03 JAN 21 AM 7:21

Via airmail

03003279

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

8 January 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of today's press release announcing the disclosure of a significant shareholding in Richemont in accordance with Art. 20, SESTA. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

1/27

cc: Mr Richard L Muglia
Ms Karen Shell

File no 82-4102

RICHEMONT

Press release for immediate release

Disclosure of significant holding of Compagnie Financière Richemont SA 'A' bearer shares in accordance with Article 20 of the Swiss Federal Stock Exchange Act

8 January 2003

Compagnie Financière Richemont SA has been advised by The Capital Group Companies Inc, 333 South Hope Street, Los Angeles, California, USA ('CGC') on behalf of funds managed by Capital Research and Management Company, Los Angeles and clients managed by Capital Guardian Trust Company, Los Angeles, Capital International Limited, London, Capital International Inc, Los Angeles and Capital International SA, Geneva that 52 501 787 'A' bearer shares in Compagnie Financière Richemont SA, representing 5.03% of the voting rights in the Company, are owned by accounts under the discretionary investment management of one or more of the investment management companies named above or their subsidiaries.

The information contained in this press release is not considered to be price sensitive.

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Piaget, Montblanc, Dunhill and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, and Officine Panerai.

Geneva, 8 January 2003

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 www.richemont.com